SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BeiGene, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

07725L102
(CUSIP Number)

Richard A. Hornung

HHLR Advisors, Ltd.

Office #122, Windward 3 Building, Regatta Office Park

West Bay Road, Grand Cayman

Cayman Islands, KY1-9006

With a copy to:

Eleazer N. Klein, Esq.

Adriana F. Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 147,035,258 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 147,035,258 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 147,035,258 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 133,587,655 ordinary shares held by funds managed by HHLR (as defined below), of which 127,971,155 ordinary shares are held in the form of 9,843,935 ADSs and (ii) 13,447,603 ordinary shares held by a fund managed by HIM (as defined below), which are held in the form of 1,034,431 ADSs. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 147,035,258 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 147,035,258 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 147,035,258 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 133,587,655 ordinary shares held by funds managed by HHLR, of which 127,971,155 ordinary shares are held in the form of 9,843,935 ADSs and (ii) 13,447,603 ordinary shares held by a fund managed by HIM, which are held in the form of 1,034,431 ADSs. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 ("Amendment No. 3") amends Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 14, 2020 (the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of BeiGene, Ltd., an exempted Cayman Islands company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2 and 5 as set forth below.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed by HHLR Advisors, Ltd., an exempted Cayman Islands company ("HHLR") and Hillhouse Investment Management, Ltd., an exempted Cayman Islands company ("HIM"). The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

HHLR acts as the sole investment manager of YHG Investment, L.P. ("YHG") and the sole management company of HHLR Fund, L.P. ("HHLR Fund"). HHLR is hereby deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares held by (and represented by American Depositary Shares held by) HHLR Fund and YHG.

HIM acts as the sole management company of Hillhouse Fund II, L.P. ("Fund II"). Fund II owns BGN Holdings Limited ("BGN"). HIM is hereby deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares held by (and represented by American Depositary Shares held by) BGN.

HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13D that it has shared voting and dispositive power of the Ordinary Shares beneficially owned by each of HHLR and HIM. YHG, HHLR and BGN are collectively referred to as the “Entities.”

The principal business of each of HHLR and HIM is investment management and its business address is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. The directors of each of HHLR and HIM are Colm O'Connell and Bridget Kidner. Mr. O'Connell and Ms. Kidner are employees of each of HHLR and HIM and Mr. Lei Zhang is the Founder and Chairman of HHLR and HIM.

During the past five years neither of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 5 of 6 Pages

The filing of this statement should not be construed as an admission that the Reporting Persons are, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 1,349,639,439 Ordinary Shares outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Securities and Exchange Commission on August 8, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No Reporting Person has effected any transaction in the Ordinary Shares within the past sixty (60) days.

(d)	No person other than the Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 16, 2022

HHLR Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer

HillHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer